Covington & Burling





1330 Avenue of the Americas             New York               Bruce C. Bennett
New York, NY  10019                     Washington             Tel 212-841-1060
Tel  212-841-1000                       San Francisco          BBENNETT@COV.COM
Fax  212-841-1010                       London
WWW.COV.COM                             Brussels


                                                           September  28,  2005

BY  HAND  DELIVERY

Ms.  Angela  Crane
Branch  Chief
Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Station  Place
100  F  Street,  N.E.
Washington,  D.C.  20549

Re:     The  GSI  Group,  Inc.
Form  10-K  for  the  year  ended  December  31,  2004
Filed  April  15,  2005
File  No.  333-43089

Dear  Ms.  Crane:

          On behalf of our client, The GSI Group, Inc. ("GSI" or the "Company"), this letter responds to the comments raised in your letter of September 14, 2005 regarding GSI's responses to the staff's initial comment letter, dated June 20, 2005, on the above-referenced filing (the "2004 10-K"). Each of your September 14, 2005 comments appears below in italics, numbered as in your letter, and is followed by GSI's response. Capitalized terms used but not specifically defined herein have the meanings set forth in the 2004 10-K.

Form  10-K  as  of  April  1,  2005
-----------------------------------

Note  15.  Business  Combinations,  page  43
--------------------------------------------

1.     Please  refer  to  prior  comment  6.  Please  address  the  following:
- We note that you collapsed the accounting for both the acquisition and sale of FarmPro to record the end result rather than allocate the purchase price and then remove the assets recorded upon the sale. Please tell us what the accounting would have been if you accounted for the acquisition and sale of FarmPro separately. If material, please explain why collapsing the accounting was appropriate and cite the accounting literature upon which you relied.

          GSI confirms that the combined accounting treatment of the FarmPro transaction as reflected in its financial statements produced the same result as if the transaction had been separated into two steps and purchase and sale accounting treatment had been applied. Therefore, there is no material difference between these two approaches to the accounting treatment of the transaction.

          GSI collapsed the accounting for the acquisition and sale of FarmPro to reflect the economic substance of the transaction. GSI did not acquire any interest in FarmPro until it had located a purchaser for the assets of FarmPro, and GSI's acquisition did not occur until the resultant sale was fully negotiated so that the two steps occurred sequentially with no lapse of time between them. As such, GSI did not bear any of the attributes or risks of ownership of FarmPro, other than the ownership of the corporate entity, which is devoid of any assets.

          As described in our initial response letter, FarmPro had been a customer of GSI's, but had become an unacceptable credit. The business purpose for this transaction was to effect a restructuring of FarmPro so that GSI could continue to sell product that had previously been sold to FarmPro, but instead to an entity that was able to pay for its purchases.

- In addition, please explain in further detail how you valued and recorded the acquisition of FarmPro. Demonstrate that your accounting complied with GAAP. We refer to paragraphs 35-46 of SFAS 141. Please provide us with a historical balance sheet of FarmPro immediately prior to the acquisition as well as a condensed balance sheet disclosing the amount assigned to each major asset and liability caption.

     As the transaction was pass through in nature, with no significant assets or liabilities of FarmPro remaining with GSI, the allocation provisions of SFAS 141 paragraphs 35 - 46 were not applicable. We note that this transaction resulted in a loss for GSI on accounts receivable of $2,617,900 and loss on its performance guarantee (for FarmPro) of $4,500,000, each as noted in our August 11, 2005 response. Following consummation of the FarmPro transaction, the only amounts remaining on GSI's balance sheet from the transaction were a $200,000 receivable from the buyer and less than $10,000 of other net assets. An unaudited internally prepared balance sheet of FarmPro as of December 22, 2004, prior to recording sales of the assets, is attached. We note that this balance sheet was prepared by management of FarmPro, and neither GSI nor any of its advisors take any responsibility for the accuracy of the information contained therein.

- Please clarify for us the purchase price of FarmPro, including the number of shares of equity interests issued or issuable and the value assigned to those interests, if applicable.

          Pursuant to the terms of the Stock Purchase and Settlement Agreement, dated December 22, 2004, relating to the FarmPro transaction, on that date GSI acquired 2-1/2 shares of common stock of FarmPro, representing all of FarmPro's issued and outstanding common stock, for a purchase price of $165,000.00. As noted in the Whereas clauses of the Stock Purchase Agreement, that agreement was entered into in contemplation of the substantially concurrent entry into the Asset Sale Agreement between GSI and Hog Slat pursuant to which Hog Slat would acquire substantially all of the assets of FarmPro. Therefore, since GSI did not intend to acquire FarmPro as a going concern, and since GSI incurred a loss on the transaction taken as a whole, no value was assigned by GSI to the FarmPro common stock that it acquired.

     For your convenience, we have included a copy of the Stock Purchase Agreement with this letter. We note that both the Stock Purchase Agreement and the Asset Purchase Agreement (which was provided to you with the Company's August 11, 2005 response letter) were filed by GSI as exhibits to its Annual
Report  on  Form  10-K  for  the  fiscal  year  ended  December  31,  2004.

- We note your computation of significance for FarmPro, Inc. included in Annex A. Please provide a detailed computation for the income test. Also, we see that the transactions occurred on December 22, 2004, therefore, it appears that the significance tests should be based upon the most recent annual consolidated financial statements filed at or prior to the date of acquisition, or December 31, 2003. Refer to Rule 3-05(b)(3) of Regulation S-X for guidance. Please revise your calculations accordingly to comply or tell why your current calculation is appropriate.

     The portion of Annex A referred to in your comment has been revised to include the income test for December 31, 2004 and all Rule 3-05(b)(3) tests for December 31, 2003. The revised Annex is attached to this letter. At each date, the acquisition of FarmPro represents less than 20% of the combined total, and thus FarmPro is not a significant acquisition under Rule 3-05 of Regulation S-X at either date. In addition, GSI notes that the impact of the FarmPro transaction on GSI's results of operations and financial condition for the 2004 fiscal year was immaterial.

Form  10-K  as  of  April  1,  2005
-----------------------------------

Note  18.  Restatement,  page  45
---------------------------------

2. We see that you have made adjustments in 2004, 2003 and 2002 to expense warranty and research and development costs, which were erroneously included in inventory. Please clarify for us how this adjustment results in an increase to net income.

          The cumulative amount of the warranty and research and development expenses erroneously included in inventory was determined to be as follows: at December 31, 2004 it was $786,000; at December 31, 2003 it was $1,440,000; at
December  31,  2002  it was $883,000; and, at December 31, 2001 it was $934,000.

          The amount required to adjust the previously reported income in any year is determined by calculating the change from year to year of the erroneously capitalized amounts. The following chart may be helpful.


                                                                     2004    2003    2002
                                                                    ------  -------  -----
Costs capitalized at the beginning of the year, that
should have been expensed in the prior year (debit
retained earnings). . . . . . . . . . . . . . . . . . . . .  A      $1,440  $  883   $ 934

Costs capitalized at the end of the year, that should have
been expensed in the current year (credit inventory). . . .  B      $  786  $1,440   $ 883
                                                                    ------  -------  -----

Increase (decrease) to current year income. . . . . . . . .  A - B  $  654   ($557)     51
                                                                    ======  =======  =====


          An increase to income in any period comes about when the required cumulative adjustment to inventory at the end of the period is less than the required cumulative adjustment to inventory at the beginning of a period. Examples of this are the years 2004 and 2002 above.


3. Also, provide us with further details regarding your corrections related to overhead allocations, including the nature of the issues identified, the effect these inventory adjustments had on other accounts (i.e. tell us the corresponding debits and credits) and how these adjustments resulted in an increase to net income in 2004 and 2003 but a decrease in 2002.

          Inventory was recorded at cost, with cost consisting of material, labor and overhead. The Company's policy is to apply overhead costs to inventory based upon the direct labor costs that are contained in inventory. Normally, the overhead application rate should equal the actual incurred overhead rate (i.e., total overhead cost pool divided by total direct labor dollars incurred for any given period). This was not the case, however, as the inventory balances for the 2001 through 2004 year-ends included overhead costs that were applied to inventory on the basis of rates that were in excess of actual costs incurred.

          The cumulative amount of the overhead costs erroneously included in inventory was determined to be as follows: at December 31, 2004 it was $2,565,000; at December 31, 2003 it was $4,753,000; at December 31, 2002 it was
$6,530,000;  and,  at  December  31,  2001  it  was  $3,579,000.

          The amount required to adjust the previously reported income in any year is determined by calculating the change from year to year of the
erroneously  capitalized  amounts.   The  following  chart  may  be  helpful.



                                                                     2004    2003     2002
                                                                    ------  ------  --------
Costs capitalized at the beginning of the year, that
should have been expensed in the prior year (debit
retained earnings). . . . . . . . . . . . . . . . . . . . .  A      $4,753  $6,530  $ 3,579

Costs capitalized at the end of the year, that should have
been expensed in the current year (credit inventory). . . .  B      $2,565  $4,753  $ 6,530
                                                                    ------  ------  --------

Increase (decrease) to current year income. . . . . . . . .  A - B  $2,188  $1,777   (2,951)
                                                                    ======  ======   =======





          An increase to income in any period comes about when the required cumulative adjustment to inventory at the end of the period is less than the required cumulative adjustment to inventory at the beginning of a period. Examples of this are the years 2004 and 2003 above.


4. We note as part of the acquisition you recorded a "step-up" of inventory of $5.3 million. Please explain why this was appropriate given the recent restatements in inventory. Tell us the facts and circumstances of this charge and the nature of the inventory to which it relates.

          As discussed in the responses to 2 and 3 above, the restatements in inventory were required because previously reported inventory balances included inappropriately capitalized amounts. These restatements pertained to previously reported inventory balances as of December 31, 2001 through April 1, 2005. The restated balances of inventory were, after the restatements, properly reported at the lower of cost or market value.

          As part of the acquisition we were required by SFAS 141, paragraph 37c, to record the acquired inventory at fair value as of the date of the acquisition.(1) The $5.3 million "step-up" of inventory reflects the amount that fair value exceeded the historical cost of inventory at the time of acquisition.


(1)Paragraph 37c of SFAS 141 provides the following general guidance for valuing inventories acquired:
(1)  Finished goods and merchandise at estimated selling prices less the sum  of
(a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity; (2) Work in process at estimated selling prices of finished goods less the sum of (a) costs to complete, (b) costs of disposal, and (c) a reasonable profit allowance for the completing and selling effort of the acquiring entity based on profit for similar finished goods; and, (3) Raw materials at current replacement costs.

Form  10-Q/A  for  the  quarterly  period  ended  July  1,  2005  (the "10-Q/A")

Note  2.  Acquisition  and  Financing  Transactions,  page  8
-------------------------------------------------------------

5. We understand that on May 16, 2005 GSI Holding purchased for cash all of the issued and outstanding shares of the company's common stock. Please provide a schedule of the ownership interest in GSI Holdings after the acquisition.
Also, explain what the $2.3 million in minority interest as of July 1, 2005 relates to and why you believe your current accounting is appropriate. Refer to EITF 88-16 and SFAS 141 as necessary.

          The current equity ownership of GSI Holdings is as follows (each entity is an entity of Charlesbank Capital Partners LLC unless noted otherwise; total exceeds 100% due to rounding):

     ENTITY                                               %  OWNERSHIP
     ------                                               ------------

Charlesbank  Equity  Fund  V,  Limited  Partnership            83.5%
CB  Offshore  Equity  Fund  V,  L.P.                           11.8
Charlesbank  Equity  Coinvestment  Fund  V,  L.P.               1.2
Charlesbank  Coinvestment  Partners,  Limited  Partnership      0.1
Additional  investors  unaffiliated  with  Charlesbank          3.5
                                                               -----
                                                    Total     100.0%

          Following the acquisition, we confirm that GSI Holdings owns all of the outstanding shares of the Company.

          The $2.3 million in minority interest as of July 1, 2005 represents a 15% minority ownership in the Company's Brazilian subsidiary, Agromarau Industria E Comericio Ltda. In accordance with paragraph 37k of SFAS 141, this acquired liability was recorded at an amount that represents the fair value of the minority ownership interest as of the date of acquisition.

                                  * * * * * * *

          In responding to your September 14, 2005 comment letter, GSI hereby acknowledges that:
- GSI is responsible for the adequacy and accuracy of the disclosure in the 2004 10-K and the 10-Q/A;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2004 10-K and the 10-Q/A; and
- GSI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

                                  * * * * * * *

               We stand ready to discuss these responses with you at your earliest convenience. Please do not hesitate to call me at (212) 841-1060. Thank you in advance for your continued assistance.

Sincerely,



Bruce  C.  Bennett


cc:     Ms.  Julie  Sherman,  Staff  Accountant
     Mr.  Martin  James,  Senior  Assistant  Chief  Accountant
          Securities  and  Exchange  Commission

     Mr.  William  Branch
     Mr.  Randall  Paulfus
     Ms.  Ann  Montgomery
          The  GSI  Group,  Inc.

     Mr.  Andrew  Janower
     Mr.  Michael  Choe
          Charlesbank  Capital  Partners,  LLC



                                                       Annex A (Continued)
                                                     Rule 3-05 Regulation S-X
                                                            Amended


12/31/04                     FarmPro, Inc.    %         The GSI Group, Inc.    %        Total            %

Total assets/Total assets      $1,399,373      1.02%    $135,612,000         98.98%     $137,011,373   100.00%

Net Sales/Net Sales, Note 1    $9,995,279      3.35%    $288,131,000         96.65%     $298,126,279   100.00%

Purchase Price/Total Assets    $  165,000       .12%    $135,612,000         99.88%     $135,777,000   100.00%

In each category, FarmPro, Inc. represents less than 20% of the combined total.  As such Rule 3-05 of Regulation
S-X does not apply

Note 1:  Net Sales/Net Sales was substituted for Net income/Net income in the above calculation.  Farm Pro, Inc., unaudited, reported a loss of $930,991 for the year ended December 31, 2004.  The GSI Group, Inc. reported net income from continuing operations of $1,776,000 on sales of $288,131,000 for the year ended December 31, 2004.
As GSI Group, Inc.'s net income was less than one percent of revenue, it is not considered a relevant mearsure
For purposes of these tests.

Net loss/Net income            $ (930,991)  (69.27)%    $2,275,000          169.27%     $1,344,009    100.00%



12/31/03                    FarmPro, Inc.     %         The GSI Group, Inc.   %          Total            %

Total assets/Total assets   $3,144,129      2.18%       $140,911,000        97.82%       $144,055,129   100.00%

Net loss/Net loss           $ (282,759)     4.34%       $ (6,232,000)       95.66%       $ (6,514,759)  100.00%

Purchase Price/Total Assets $  165,000      0.12%       $140,911,000        99.88%       $141,076,000   100.00%


FARMPRO  INC.
BALANCE  SHEET
DECEMBER  22,  2004




ASSETS

Current Assets
  Cash on Hand. . . . . . . . . . . . . . . . .      53,986
  Trade Receivables, Less Allow . . . . . . . .     415,163
  Other Receivables . . . . . . . . . . . . . .      28,275
  Inventory . . . . . . . . . . . . . . . . . .     561,725
  Underbillings . . . . . . . . . . . . . . . .      95,004
                                                 -----------

      Total Current Assets. . . . . . . . . . .   1,154,153

  Property and Equipment at Cost Less
     Accumulated Depreciation . . . . . . . . .     245,220
                                                 -----------

      Total Assets. . . . . . . . . . . . . . .   1,399,373
                                                 ===========



LIABILITIES AND EQUITY (DEFICIT)

Current Liabilities:
  Borrowing Under Line of Credit. . . . . . . .   4,750,878
  Cash from GSI . . . . . . . . . . . . . . . .     290,000
  Accounts Payable--Inc. Accruals . . . . . . .   2,465,383
  Overbillings. . . . . . . . . . . . . . . . .     243,227
  Accrued Expenses. . . . . . . . . . . . . . .     (70,446)
                                                 -----------

      Total Current Liabilities . . . . . . . .   7,679,042
                                                 -----------

Shareholders' Equity (Deficit)
  Common Stock, Per Value $100 per sh
     2,000sh auth; 247.32 sh issued . . . . . .      24,732
  Additional Paid -- In Capital . . . . . . . .   1,097,648
  Accumulated Earnings (Deficit). . . . . . . .  (7,402,049)
                                                 -----------

      Total Shareholders' Equity (Deficit). . .  (6,279,669)
                                                 -----------

      Total Liabilities & Shareholders' Equity.   1,399,373
                                                 ===========

                     STOCK PURCHASE AND SETTLEMENT AGREEMENT

     THIS STOCK PURCHASE AND SETTLEMENT AGREEMENT ("Agreement") is made and entered into effective December 22, 2004 ("Effective Date"), by and among, KENNETH STONECIPHER, an individual residing in Guymon, Oklahoma ("Seller"), the GSI GROUP, INC., a Delaware corporation ("GSI") and FARMPRO, INC., a Delaware corporation ("FarmPRO", together with GSI and Seller, the "Parties").

                              W I T N E S S E T H:

     WHEREAS, Seller owns the entire amount of outstanding stock of FarmPRO; and

WHEREAS, Seller desires to sell and transfer the Shares to GSI, and GSI desires to purchase the Shares, all upon the terms and conditions hereinafter set forth; and

WHEREAS, Seller desires to separate himself from FarmPRO upon the terms and conditions contained herein; and

WHEREAS, FarmPRO desires to have Seller separate himself from FarmPRO upon the terms and conditions contained herein;

WHEREAS,  FarmPRO  intends  to  sell  substantially  all  of  its  assets  (the
"Transaction") to Hog Slat, Inc. ("Hog Slat") on a date to be determined ("Effective Date"); and

WHEREAS, the Parties desire to agree to and settle certain other matters between and among themselves relating to the purchase of the Shares and Seller separating from FarmPRO, all upon the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.     REDEMPTION  OF  SHARES.  On  the  Effective Date immediately prior to the
       ----------------------
Closing of the Transaction, GSI agrees to purchase and Seller agrees to sell and transfer to GSI 2.4732 shares of the common stock of FarmPRO, represented by Stock Certificate No. 1, free and clear of all liens, pledges and encumbrances of every kind, character and description whatsoever.

2.     RESIGNATION  OF SELLER.  Seller shall continue to perform pursuant to the
       ----------------------
terms of that certain Employment Agreement between him and FarmPRO dated January 1, 2001 until the Effective Date (such date is the "Resignation Date"). As of the Resignation Date, Seller will resign as a director, officer, employee and agent of FarmPRO pursuant to his written resignation, a copy of which is attached hereto as Exhibit2 ("Resignation").
                      -------

3.     NON-COMPETITION  AGREEMENT.  As  of  the  Effective  Date,  Seller  shall
       --------------------------
execute  a  non-competition  agreement  attached  hereto  as  Exhibit3
                                                              -------
("Non-Competition  Agreement").

4.     PAYMENTS TO SELLER.  In connection with the obligations contained herein,
       ------------------
FarmPRO will pa Seller $165,000, of which $100,000 shall be payable as provided in Section 5 hereof. The remaining $62,500 shall be payable in 6 equal monthly installments beginning on January 31, 2005 and continuing on the end of each subsequent calendar month, or if such day is not a business day, on the next succeeding business day.

5.     DELIVERIES  AT  CLOSING.
(a) On the Effective Date, FarmPRO shall deliver to Seller $100,000.00 in readily available U.S. Funds by wire transfer or certified check.
(b) Seller shall deliver to GSI or FarmPRO, as the case may be (i) all of the certificates representing the Shares, duly endorsed by Seller for transfer to GSI, and a stock power in the form attached hereto as Exhibit5 signed by
                                                              -------
Seller transferring the Shares to FarmPRO; (ii) an executed Non-Competition Agreement; and (iii) an executed Resignation.

6.     REPRESENTATIONS  AND WARRANTIES OF SELLER. Seller represents and warrants
       -----------------------------------------
to GSI that, as of the Effective Date, Seller (i) is the sole owner of the Shares and has good and marketable title thereto; (ii) has the absolute right to sell, assign, and transfer the same to GSI free and clear of all liens, pledges, encumbrances and options of any kind; and (iii) has delivered to GSI all of the certificates representing stock in FarmPRO in his possession and such certificates constitute all of the evidences of ownership of the Shares of FarmPRO possessed by him.

7.     COVENANTS  AND WARRANTIES OF SELLER.  Until the fifth anniversary hereof,
       -----------------------------------
Seller covenants and warrants that he shall not disclose, divulge or make known, either directly or indirectly, whether orally, visually or in writing, any confidential information of FarmPRO, or make available to others any documents, files or any other papers concerning the business or financial affairs of FarmPRO, or remove any such documents, files or other papers concerning the business or financial affairs of FarmPRO from the premises of FarmPRO no matter where located. Subject to the foregoing, nothing contained herein shall forbid or prohibit Seller from disclosing or divulging information with respect to FarmPRO to his attorneys, accountants or other third party representatives who may be necessary for the execution of this Agreement, the completion of the transactions contemplated hereunder, or the filing of any tax returns. FarmPRO shall make available to Seller any information he reasonably requests to comply with any State or Federal audit or court order. Seller covenants and warrants that he does not possess any knowledge of FarmPRO or the affairs of FarmPRO which he learned or discovered while in the employment of FarmPRO that he has not disclosed to the Directors or Officers of FarmPRO or of GSI which has or would have a material adverse effect on the business of FarmPRO.

8.     MUTUAL  RELEASE.  Stonecipher  and  his  heirs, trustees, family members,
       ---------------
successors and assigns (collectively, the "Stonecipher Parties") hereby irrevocably release FarmPRO, GSI and Hog Slat, Incorporated and their respective officers, directors, employees, shareholders, agents, attorneys, successors and assigns (and any affiliated, subsidiary, parent or holding company) (collectively the "Company Parties") and the Company Parties hereby irrevocably release the Stonecipher Parties from all claims, actions, rights, demands, damages, causes of action and liabilities of any kind, known or unknown, that the Stonecipher Parties now have or have ever had from the beginning of time to the date of this Agreement against the Company Parties or that the Company Parties may now have or have ever had from the beginning of time to the date of this Agreement against the Stonecipher Parties, based upon any known or unknown fact, condition or incident occurring prior to the date of this Agreement, including but not limited to, any act or event related to Seller's employment or separation from employment from FarmPRO. This discharge and release includes any claims for back pay, front pay, wages, vacation pay, insurance premiums, compensatory damages, punitive damages, attorneys fees, reinstatement and reemployment, as well as any claim for wrongful or unlawful discharge, whether for violation of public policy or otherwise, all claims under common law, in tort or contract or otherwise, whether legal or equitable, and any claims under all federal, state or local laws, ordinances and regulations, to the maximum extent permitted by law.

9.     INDEMNIFICATION.  GSI  shall  indemnify and hold Seller harmless from and
       ---------------
against any and all liability, loss, expense (including reasonable attorneys' fees), or claims for injury or damages arising out of Seller's service as a director, officer, employee or agent of FarmPRO, except to the extent which such liability, loss, expense, attorneys' fees, or claims for injury or damages (i) are caused by or result from the negligent acts or omissions or willful misconduct of the Seller; or (ii) the claims with respect to which have not been released by GSI pursuant to Section 8 hereof.

10.     REFRAIN  FROM  DISPARAGEMENT.  The  Parties  agree  to  refrain  from
        ----------------------------
intentionally  disparaging,  defaming  or ridiculing the name of any other Party
        -
and any trustee, family member, affiliate, director, officer, employee, shareholder or agent of any other Party.

11.     DISCLOSURE  OF  INFORMATION.  The  Parties  agree  that  no formal press
        ---------------------------
releases or similar information regarding this transaction will be released or provided by any Party, any affiliate of any Party, or any employee or agent of any Party or affiliate to any form of mass media communication entity, or its employee, for dissemination to the general public until all of the other Parties have reviewed the content of the information and have given their prior written consent for the distribution of the information. In addition, the Parties will not print or otherwise prepare any advertising or public relations materials for publicizing this transaction until the materials are reviewed and approved by all of the Parties.

12.     BINDING.  The  provisions  of  this Agreement shall be binding upon, and
        -------
inure to the benefit of and be applied to the Parties and their respective heirs, executors, administrators, successors and assigns.

13.     FURTHER ASSURANCES.  From time to time after the date of this Agreement,
        ------------------
the Parties agree to execute such other further documents and instruments as may be necessary to carry out the provisions and intent of this Agreement.

14.     SPECIFIC  PERFORMANCE.  Each  of the Parties hereto shall be entitled to
        ---------------------
specific performance of this Agreement upon compliance with all of its terms, covenants and conditions.

15.     AMENDMENTS.  This  Agreement may only be altered or amended by a writing
        ----------
signed  by  the  Parties  hereto.

16.     VALIDITY  OF  AGREEMENT.  It  is  intended  that  each  section  of this
        -----------------------
Agreement shall be viewed as separate and divisible, and in the event that any section shall be held to be invalid, the remaining sections shall continue to be in full force and effect.

17.     ENTIRE  AGREEMENT.  This  Agreement  together  with  all of its Exhibits
        -----------------
supersedes any and all other agreements, either oral or written by and among the Parties hereto pertaining to the subject matter hereof.

18.     COUNTERPARTS.  This  Agreement  may  be  executed  in  one  or  more
        ------------
counterparts,  all  of which shall be considered one and the same agreement, and
        ---
shall become effective when one or more counterparts have been signed by each of the Parties. In addition, facsimile signatures shall be considered original signatures for purposes of this Agreement.

19.     CAPTIONS.  Captions  to  sections  herein  are for purposes of reference
        --------
only and in no way shall limit, define or otherwise affect the provisions hereof. Words importing the singular number include the plural and vice versa, and words importing the masculine gender include the feminine and neuter genders and vice versa, where the context so requires.

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